FOR BALANCED FUND


For period ending August 31, 2001
File number 811-4448
Exhibit 77C
At a Special Meeting of Shareholders convened on April
17, 2001, the shareholders of the Registrant approved an Agreement and Plan of Reorganization and Termination providing for its reorganization into Brinson Tactical Allocation Fund (Tactical Allocation Fund), a series of Brinson Investment Trust. The Registrants shares were voted as follows with respect to the transaction 11,561,760.600 shares were voted for, 419,664.346 shares were voted against; and 465,265.463 shares were voted abstain. The transaction was consummated on April 27, 2001. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this subitem by reference to the definitive Combined Proxy Statement and Prospectus of the PaineWebber Balanced Fund dated February 12,
2001, filed with the SEC on February 12, 2001
(Accession Number 0000898432-01-000118; SEC
File No. 333-55424.)